SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

PRESS RELEASE

Pursuant to Instrução No. 358, dated January 3, 2002 of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – "CVM"), as amended, and article 53 of the Instrução CVM No. 400, dated December 29, 2003, as amended ("CVM Instruction No. 400/03"), Companhia de Bebidas das Américas – AmBev, as issuer ("Issuer"), Unibanco – União de Bancos Brasileiros S.A. ("Leading Underwriter"), BB Banco de Investimento S.A. ("BB-BI") and Banco Citibank S.A. ("Citibank" and, jointly with the Leading Underwriter and BB-BI, "Underwriters"), as underwriters, do hereby announce that on June 9, 2006 was requested the registration of the public offering of 200,000 unconvertible and unsecured debentures, with face value of R$10,000.00 each on July 1st, 2006 ("Issue Date) ("Debentures"), of the first issue of

Companhia de Bebidas das Américas – AmBev
Rua Dr. Renato Paes de Barros 1017, 4º andar, 04530-001, São Paulo, SP
NIRE No. 35.300.157.770 – CNPJ No. 02.808.708/0001 -07 – CVM No. 01811-2
ISIN Code: BRAMBVDB5006 (1st Tranche), and BRAMBVDB5014 (2nd Tranche)

1. BOOKBUILDING PROCEDURE

1.1	The issue will be comprised of up to two tranches, provided that the total amount of Debentures of the first and second tranches will not exceed 200,000 Debentures or R$2,000,000,000.00 (excluding the Over-Allotment Debentures and the Additional Debentures – as defined below) and the quantity of each tranche will be defined at the Bookbuilding Procedure (as defined below), provided that:

	I.	the first tranche, if, pursuant to the Bookbuilding Procedure, is issued, will consist of up to 200,000 Debentures, totaling up to R$2,000,000,000.00 at the Issue Date, and maturity date on July 1st, 2009 ("First Tranche Debentures"); and

	II.	the second tranche, if, pursuant to the Bookbuilding Procedure, is issued, will consist of up to 200,000 Debentures, totaling up to R$2,000,000,000.00 at the Issue Date, and maturity date on July 1st, 2012 ("Second Tranche Debentures")

1.2	The Underwriters will coordinate a bookbuilding procedure, pursuant to paragraphs 1 and 2 of article 23 and article 44 of the CVM Instruction No. 400/03, without reserve or minimum or maximum investment amount, to define the issue of First Tranche Debentures and/or Second Tranche Debentures and, having been confirmed the issue of the First Tranche Debentures and/or Second Tranche Debentures, to define, along with the Issuer ("Bookbuilding Procedure"):

	I.	the amount of First Tranche Debentures and/or Second Tranche Debentures, provided that the total amount of Debentures of the first and second tranches will not exceed 200,000 Debentures or R$2,000,000,000.00 (excluding the Over-Allotment Debentures and the Additional Debentures); and

	II.	the interest rate, due quarterly from the Issue Date to each respective maturity date, (a) on the First Tranche Debentures, limited to 102.0% of the accumulated variation of daily average rates of one day DI – Depósitos Interfinanceiros (interbank deposits), "over extra-group, basis 252 (two hundred and fifty and two) business days, calculated and published by CETIP ("Taxa DI"); and/or (b) on the Second Tranche Debentures, limited to 102.7% of the Taxa DI.

1.3	The result of the Bookbuilding Procedure will be ratified by the board of directors of the Issuer and will be announced pursuant to paragraph 2 of article 23 of the CVM Instruction No. 400/03.

1.4	The Debentures will be registered for distribution and negotiation (i) at the Câmara de Custódia e Liquidação ("CETIP"), an organized over-the-counter entity, by Sistema de Distribuição de Títulos and Sistema Nacional de Debêntures, respectively; and (b) at the Sistema BovespaFix, managed and operated by the São Paulo Stock Exchange.

2. OVER-ALLOTMENT AND ADDITIONAL DEBENTURES

2.1.1	Pursuant to article 24 of the CVM Instruction No. 400/03, the quantity initially offered Debentures (excluding Additional Debentures) may be increased up to 15%, thus up to 30,000 over-allotment Debentures ("Over-Allotment Debentures"), for the sole purpose of covering eventual over-allotment, to be issued by the Issuer, in common agreement with the Underwriters, within up to five business days as of the date of publication of the announcement of commencement of the Offer. At the discretion of the Issuer and the Underwriters, the Supplemental Debentures may be First Tranche Debentures and/or Second Tranche Debentures.

2.1.2	Pursuant to paragraph 2 of article 14 of CVM Instruction No. 400/03, the quantity of initially offered Debentures (excluding Over-Allotment Debentures) may be increased up to 20%, thus up to 40,000 additional Debentures ("Additional Debentures"), to be issued by the Issuer, in common agreement with the Underwriters, within up to five business days as of the date of publication of the announcement of commencement of the Offer. At the discretion of the Issuer and the Underwriters, the Additional Debentures may be First Tranche Debentures and/or Second Tranche Debentures.

3. PRELIMINARY OFFERING MEMORANDUM

Until July 12, 2006 and therefrom the preliminary offering memorandum ("Preliminary Offering Memorandum") will be available at the following addresses and pages of the Internet: Companhia de Bebidas das Américas – AmBev, Rua Dr. Renato Paes de Barros 1017, 4º andar, CEP 04530-001, São Paulo, SP (www.ambev.com.br); Unibanco – União de Bancos Brasileiros S.A., Av. Eusébio Matoso 891, 20º andar, CEP 05423-901, São Paulo, SP (www.unibanco.com.br/prospectos); BB Banco de Investimento S.A., Rua Senador Dantas 105, 36º andar, CEP 20031-923, Rio de Janeiro, RJ (www.bb.com.br); Banco Citibank S.A., Av. Paulista 1111, 10º andar, CEP 01311-920, São Paulo, SP (www.citibank.com.br); Câmara de Custódia e Liquidação – CETIP, Rua Líbero Badaró 425, 24º andar, CEP 01009-000, São Paulo, SP (www.cetip.com.br); Bolsa de Valores de São Paulo – Bovespa, Rua XV de Novembro 275, CEP 01013-001, São Paulo, SP (www.bovespa.com.br); and Comissão de Valores Mobiliários – CVM, Rua Sete de Setembro 111, 5º andar, CEP 20159-900, Rio de Janeiro, RJ, e Rua Cincinato Braga 340, 2º, 3º e 4º andares, CEP 01333-010, São Paulo, SP (www.cvm.gov.br).

The information contained in the Preliminary Offering Memorandum will be analyzed by the CVM and are subject to complementation or correction.

4. ESTIMATED DATES AND LOCATIONS FOR ANNOUNCEMENT OF THE OFFER

The presentations to potential investors will occur in the cities of São Paulo and Rio de Janeiro and eventually in other cities of the Brazilian territory, commencing on July 12, 2006.

The Offer will commence after (i) the Offer has been registered before the CVM; (ii) the publication of the announcement of commencement of the Offer; and (iii) the release of the final offering memorandum to investors ("Final Offering Memorandum").

2

5. ESTIMATED SCHEDULE

Occurred/ Scheduled
Event	Date*

Meeting of the Board of Directors Approving the Offer	06/08/2006
Filing of the Request for Registration Before the CVM	06/09/2006
Publication of this Press Release	07/07/2006
Commencement of Presentations to Potential Investors	07/12/2006
Release of the Preliminary Offering Memorandum	07/12/2006
End of Presentations to Potential Investors	07/26/2006
Bookbuilding Procedure	07/27/2006
Registration of the Offer by the CVM	07/31/2006
Publication of the Announcement of Commencement of the Offer (Anúncio de Início de Distribuição) and	08/02/2006
Announcement of the Result of the Bookbuilding Procedure
Disposal of Final Offering Memorandum	08/02/2006
Liquidation of the Offer	08/03/2006
Publication of the End of the Offer (Anúncio de Encerramento de Distribuição)	08/04/2006

(*)	The dates above are estimates and are subject to corrections and delays.

6. ADDITIONAL INFORMATION

Information on the Issuer and the Debentures are detailed in the Preliminary Offering Memorandum.

Further information on the Offer may be obtained with the Underwriters or at CVM, at the addresses above.

The Final Offering Memorandum will be released to investors at the addresses above, as from the date of publication of the announcement of commencement of the Offer, which will depend on the registration of the Offer by the CVM.

The registration of this Offer does not imply, on the part of the CVM, guarantee of the truthfulness of the information given or in judgment about the quality of the Issuer, as well as on the Debentures.

READ THE OFFERING MEMORANDUM BEFORE ACCEPTING THE OFFER

A presente oferta pública foi elaborada de acordo com as disposições do Código de Auto Regulação da ANBID para as Ofertas Públicas de Distribuição e Aquisição de Valores Mobiliários, aprovado em Assembléia Geral da ANBID, e parte integrante da ata registrada no 4º Ofício de Registro de Pessoas Jurídicas da Cidade de São Paulo, Estado de São Paulo, sob o n.º 510718, atendendo, assim, a presente oferta pública, aos padrões mínimos de informação contidos no código, não cabendo à ANBID qualquer responsabilidade pelas referidas informações, pela qualidade da emissora e/ou ofertantes, das instituições participantes e dos valores mobiliários objeto da oferta pública.

The Leading Underwriter is Unibanco – União de Bancos Brasileiros S.A.

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 07, 2006

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ João Mauricio Giffoni de Castro Neves
João Mauricio Giffoni de Castro Neves Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.